ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

VIA EDGAR

June 28, 2022

Mr. Scott Anderegg

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ALE Group Holding Limited

Post-Effective Amendment to Registration Statement on Form F-1, as amended

File No. 333-239225

Dear Mr. Anderegg:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, ALE Group Holding Limited hereby requests acceleration of effectiveness of the above referenced Post-Effective Amendment to Registration Statement so that it will become effective at 4:00 pm, Eastern Time, on June 30, 2022, or as soon thereafter as practicable.

Very truly yours,

ALE Group Holding Limited

By:	/s/ Tak Ching (Anthony) Poon
	Name:	Tak Ching (Anthony) Poon
	Title:	Chief Executive Officer

cc. Joan Wu, Esq. and Ying Li, Esq., Hunter Taubman Fischer & Li LLC